July 27, 2007
Via Facsimile and EDGAR
Securities and Exchange Commission
Attention: Paul Fischer
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Endwave Corporation (the “Company”)
Form S-3 Registration Statement (File No. 333-141295) (the “Filing”)
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Filing to become effective at 3:00 pm Eastern Time on August 1, 2007 or as soon thereafter as is practicable.
In connection with this request, the undersigned registrant hereby acknowledges that:
     (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and
     (iii) the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Endwave Corporation

By:	/s/ Brett Wallace

Brett Wallace
Executive Vice President and Chief Financial Officer